U.S. SE 08025681 MISSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and
Rule 17a-5 Thereunder

SEC FILE NO.
8- 6082

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Horace Mann Investors, Inc.

SEC Mail Processing Section FEB 22 2008 Washington, DC 101

PROCESSED MAR 07 2008 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1 Horace Mann Plaza
(No. and Street)

Springfield	Illinois	62715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Johnson — 217-788-8538
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive	Chicago	Illinois	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Horace Mann Investors, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name Kimberly A. Johnson

Title Financial and Operations Principal

Notary Public

OFFICIAL SEAL
KRISTIN CERVELLONE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-10-2009

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor report on Internal accounting control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedule

December 31, 2007

(With Independent Auditors' Report Thereon)

(These financial statements and schedule should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5)

HORACE MANN INVESTORS, INC.

Table of Contents

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Horace Mann Investors, Inc.:

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois

February 19, 2008

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	870,272
Distribution fees receivable		177,632
Federal income tax recoverable from Parent		114,011
Commission income receivable		6,737
Total assets	$	1,168,652

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliated companies	$	32,478
Accrued expenses and other liabilities		17
Total liabilities		32,495
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares		5,000
Additional paid-in capital		110,000
Retained earnings		1,021,157
Total stockholder's equity		1,136,157
Total liabilities and stockholder's equity	$	1,168,652

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Income

Year ended December 31, 2007

Revenue:		
Commissions on the sale of variable annuities	$	6,091,096
Commissions on the sale of variable life products		1,213,412
Commissions on the sale of mutual funds		415,810
Administrative service fees from affiliate		25,000
Distribution fees		2,237,309
Interest income		31,934
Other income		35,000
Total revenue		10,049,561
Expenses:		
Commissions on the sale of variable annuities		6,047,427
Commissions on the sale of variable life products		1,126,280
Commissions on the sale of mutual funds		256,996
Salaries and other payroll expenses		544,551
Security licenses and fees		331,657
Professional fees		283,843
Other expenses		223,185
Total expenses		8,813,939
Income before income tax expense		1,235,622
Income tax expense		433,647
Net income	$	801,975

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2006	$	5,000	110,000	219,182	334,182
Net income		-	-	801,975	801,975
Balance at December 31, 2007	$	5,000	110,000	1,021,157	1,136,157

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	801,975
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in distribution fees receivable		4,305
Increase in Federal income tax recoverable		(84,694)
Increase in commission income receivable		(1,684)
Increase in payables to affiliated companies		55,285
Net cash provided by operating activities		775,187
Cash and cash equivalents at beginning of year		95,085
Cash and cash equivalents at end of year	$	870,272

See accompanying notes to financial statements.

(1) Description of Business

Horace Mann Investors, Inc. (Investors) is registered as a broker-dealer under the Securities Exchange Act of 1934 to engage in the sale of variable products and mutual funds. Investors is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corp. (SIPC) and is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent).

Investors serves as a distributor of Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts, Ameritas Variable Life Insurance Company's variable universal life contracts, and American Funds mutual funds and 529 plans through registered representatives of Investors. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

Investors is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC) on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers. Investors has not executed any customer transactions during the year.

(2) Significant Accounting Policies

(a) ***Use of Estimates***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(b) ***Sales Charges and Commissions***
Investors receives commission revenues from its unaffiliated partner products at the time of sale of these contracts. Subsequently, Investors pays a commission expense to Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors, in accordance with existing distribution agreements among the companies. Fees and commissions are calculated from standard load and breakpoint tables published by the various investment companies. Commission expense is calculated based on contracts with its registered representatives. Commissions and fees as well as the related commission expenses are recognized on a trade date basis.

Investors receives monthly distribution payments of 12b-1 fees from PFPC Distributors, Inc., the Investment Fund Sponsor for the Wilshire Variable Insurance Trust, based on the net asset value of the funds. These distribution payments are recognized on a monthly basis.

(c) ***Cash and Cash Equivalents***
Cash and cash equivalents are comprised of cash and money market demand accounts.

(d) ***Comprehensive Income***

The Company currently has no differences between comprehensive income as defined by Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, and its net income as presented in the Statement of Income.

(e) ***Federal Income Taxes***

Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. Federal income tax balances recoverable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) ***Fair Value of Financial Instruments***

The carrying amount of assets and liabilities approximate their fair value.

(3) Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries, and is a party to several intercompany service agreements. Under these agreements, Investors paid $1,382,176 for the management, administrative, data processing, and utilization of personnel in 2007. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

In 2007, Investors earned $25,000 in administrative services fees from an affiliate.

(4) Income Taxes

Federal income tax payments of $518,341 were made to the Parent during 2007.

The federal income tax assets were as follows:

	2007
Current asset	$110,228
Deferred asset	3,783
Total federal income tax asset	$114,011

The "temporary differences" that give rise to the deferred tax balances at December 31, 2007 were as follows:

Deferred tax asset:	
Pension and employee benefits	$5,302
Deferred tax liabilities:	
Fixed assets	1,519
Net deferred tax asset	$3,783

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

The components of income tax expense benefit were as follows:

Current	$432,765
Deferred	882
Total income tax expense	$433,647

(Continued)

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 35% to income before income taxes as follows:

Expected federal tax on income	$432,468
Add (deduct) tax effects of:	
Allocated operational expenses	1,361
Prior year adjustments	(182)
Total income tax expense	$433,647

At December 31, 2007, the Company had federal income tax returns for the 2002 through 2006 tax years still open and subject to examination by all major taxing authorities. The Company is currently under examination by the Internal Revenue Service (IRS) for tax years 2002, 2004 and 2005.

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109". FIN 48 provides recognition of tax benefits from tax return positions only if it is more likely than not the position will be sustainable, upon examination, on its technical merits and any relevant administrative practices or precedents. As a result, the company now applies a more-likely-than-not recognition threshold for all tax uncertainties.

The Company records liabilities for uncertain tax filing positions where it is more-likely-than-not that the position will be sustainable upon audit by taxing authorities and reflects management's assessment of the amounts that are probable of being sustained. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecognized tax benefits from uncertain tax filing positions.

The Company classifies all interest and penalties as income tax expense. As of December 31, 2007, the Company has recorded $0 in liabilities for tax related interest and penalties on its Balance Sheet.

(5) Employee Pension and Postretirement Benefits

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by HMEC.

After completing the first year of employment, all employees participate in a defined contribution plan. Under this plan, HMEC makes contributions to each participant's account based on eligible compensation and years of service.

(Continued)

In addition, all employees of the Company participate in a 401(k) plan. Beginning January 1, 2002, HMEC automatically contributes 3% of eligible compensation to each employee's account, which is 100% vested at the time of the contribution. Employees may voluntarily contribute up to 20% of their eligible compensation into their account.

Effective April 1, 2002, participants stopped accruing benefits under the defined benefit and supplemental defined benefits sponsored by HMEC, but continue to retain the benefits they had accrued to date. Amounts earned under the defined benefit and supplemental defined benefit plans have been based on years of service and the highest 36 consecutive months of earnings while under the plan.

(6) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2007, Investors' net capital and required net capital were $827,313 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was .04 to 1.

Schedule

HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Computation of net capital:		
Total stockholder's equity from statement of financial condition qualified for net capital	$	1,136,157
Total nonallowable assets:		
Distribution fees receivable		(177,632)
Receivables from affiliated companies		—
Haircut on money market account		(17,201)
Federal income tax recoverable from Parent		(114,011)
		(308,844)
Net capital		827,313
Computation of aggregate indebtedness – accrued expenses		32,495
Net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)		5,000
Excess net capital at 1,500% (net capital less net capital requirement)		822,313
Excess net capital at 1,500% (net capital less 10% of aggregate indebtedness)		824,064
Ratio of aggregate indebtedness to net capital		.04 to 1

Note: There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2007 filed by Investors in its Form X-17A-5 on January 25, 2008.

See accompanying independent auditors' report.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Horace Mann Investors, Inc.:

In planning and performing our audit of the financial statements of Horace Mann Investors, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois

February 19, 2008

END